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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

Autoimmune Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

052776101
(CUSIP Number)

Hope Flack
BVF Partners L.P
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606
(312) 263-7777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 20012
(Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /x/

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

    1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    2This Amendment is being filed to correct the Schedule 13D initially filed on November 13, 2001.

CUSIP NO. 052776101	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Biotechnology Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 1,350,729
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 1,350,729

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,350,729

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
8.0%

14.	Type of Reporting Person (See Instructions)
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Biotechnology Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 571,163
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 571,163

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
571,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
3.4%

14.	Type of Reporting Person (See Instructions)
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
BVF Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 1,331,455
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 1,331,455

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,331,455

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
7.9%

14.	Type of Reporting Person (See Instructions)
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
BVF Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 3,424,597
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 3,424,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,597

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
20.2%

14.	Type of Reporting Person (See Instructions)
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 6 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
BVF Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 3,424,597
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 3,424,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,424,597

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
20.2%

14.	Type of Reporting Person (See Instructions)
IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 052776101	13D	Page 7 of 9 Pages

    This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement") is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2, Investments, and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Autoimmune Inc., a Delaware corporation ("Autoimmune"). The principal executive office of Autoimmune is located at 1199 Madia Street, Pasadena, California, 91103.

    Item 3 is hereby amended to read in its entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Since September 17, 2001, Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 150,520 shares of the Stock for an aggregate consideration of $108,341.46, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners; (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 83,800 shares of the Stock for an aggregate consideration of $73,832.70, utilizing funds provided by BVF2 from its working capital pursuant to the terms of its limited partnership agreement with Partners; and (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 180,699 shares of the Stock for an aggregate consideration of $168,351.64 utilizing funds provided by Investments from its working capital pursuant to the terms of its investment advisory agreement with Partners.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) BVF beneficially owns 1,350,729 shares of the Stock, BVF2 beneficially owns 571,163 shares of the Stock, Investments beneficially owns 1,331,455 shares of the Stock and each of Partners and BVF Inc. beneficially owns 3,424,597 shares of the Stock, representing approximately 8.0%, 3.4%, 7.9% and 20.2% respectively, of the aggregate number of shares of the Stock outstanding as of October 31, 2001.

    (b) Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 3,424,597 shares of the Stock they beneficially own with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

    (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons since September 17, 2001. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

    (d) ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

CUSIP NO. 052776101	13D	Page 8 of 9 Pages

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A—Agreement Regarding Joint Filing

Exhibit B—Transactions in the Stock by Reporting Persons

CUSIP NO. 052776101	13D	Page 9 of 9 Pages

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 10, 2001
BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INVESTMENTS L.L.C.
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INC.
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.